Exhibit (a)(1)(J)
                                                               -----------------

Press Release                                                      Deutsche Bank

CONTACTS:         For Deutsche Bank AG:              For National Discount
                  Rohini Pragasam                    Brokers Group, Inc.:
                  Deutsche Bank                      Richard Tauberman
                  212-469-4516                       The MWW Group
                  rohini.pragasam@db.com             201-964-2408
                                                     rtauberman@mww.com

    Deutsche Bank Completes Tender Offer for National Discount Brokers Group

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November 22, 2000 -- Deutsche Bank AG today announced the successful completion of the tender offer by its wholly owned subsidiary Deutsche Acquisition Corp. to acquire the common stock of National Discount Brokers Group, Inc. (NYSE: NDB) at $49.00 net per share in cash.

Approximately 16.8 million shares of NDB, or approximately 80% of the issued and outstanding NDB shares, were validly tendered prior to the expiration of the tender offer at 12:00 midnight, New York City time, on Tuesday, November 21, 2000, and were accepted for payment. Together with the NDB shares Deutsche Bank already held, Deutsche Bank now owns approximately 96% of the NDB shares outstanding.

Pursuant to the terms of Deutsche Bank's merger agreement with NDB, Deutsche Bank will acquire the remaining NDB shares through a merger of Deutsche Acquisition Corp. into NDB at the same $49.00 per share price as offered in the tender offer. Deutsche Bank expects to complete the merger within the next week to ten days.